UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2026)” AND “(2) EARNINGS FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2026 (FISCAL 2025).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:  May 14, 2025

May 14, 2025
Sumitomo Mitsui Financial Group, Inc. Consolidated financial results for the fiscal year ended March 31, 2025 <Under Japanese GAAP>

Head office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock exchange listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
URL: https://www.smfg.co.jp/english/
President: Toru Nakashima
Date of ordinary general meeting of shareholders: June 27, 2025 Date of payment of year-end dividends: July 18, 2025
Annual securities report (Yukashoken hokokusho) issuing date: June 20, 2025
Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.
1. Consolidated financial results (for the fiscal year ended March 31, 2025)

(1) Operating results	(Millions of yen, except per share data and percentages)
	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2025	¥10,174,894	8.8%	¥1,719,482	17.3%	¥1,177,996	22.3%
Fiscal year ended March 31, 2024	9,353,590	52.3	1,466,128	26.3	962,946	19.5

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2025: ¥712,549 million [(72.9)%] (b) for the fiscal year ended March 31, 2024: ¥2,629,723 million [154.9%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2025	¥301.55	¥301.48	8.0%	0.6%	16.9%
Fiscal year ended March 31, 2024	241.52	241.45	7.0	0.5	15.7

Notes:	1.	Equity in gains (losses) of affiliates:
		(a) for the fiscal year ended March 31, 2025: ¥(5,504) million (b) for the fiscal year ended March 31, 2024: ¥71,986 million
	2.	On October 1, 2024, Sumitomo Mitsui Financial Group, Inc. (“the Company”) effected a three for one split of its common stock on the record date of September 30, 2024. Earnings per share and Earnings per share (Diluted) took into account the stock split.

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2025	¥306,282,015	¥14,841,509	4.8%	¥3,795.62
As of March 31, 2024	295,236,701	14,799,967	5.0	3,719.12

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2025: ¥14,703,435 million (b) as of March 31, 2024: ¥14,660,110 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100
	3.	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Net assets per share took into account the stock split.

(3) Cash flows	(Millions of yen)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2025	¥4,969,423	¥(4,512,943)	¥(480,149)	¥66,187,674
Fiscal year ended March 31, 2024	642,862	(918,904)	280,693	66,380,330

2. Dividends on common stock	(Millions of yen, except per share data and percentages)
	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2024	¥—	¥135	¥—	¥135	¥270	¥357,481	37.1%	2.6%
ended March 31, 2025	—	180	—	62	—	475,061	40.3	3.2
ending March 31, 2026 (forecast)	—	68	—	68	136		40.2%

Notes:	1.	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Cash dividends per share at 4th quarter took into account the stock split and annual cash dividends per share stated as “—.” If not taking account the stock split, 4th quarter and annual cash dividends per share will be ¥180 and ¥366 respectively.
	2.	Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100 At the Board of Directors held on May 14, 2025, the Company resolved to repurchase its own shares, and dividend payout ratio for the fiscal year ending March 31, 2026 (forecast) takes into account the impact of the repurchase of its own shares.
	3.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2026)

	(Millions of yen, except per share data and percentage)
	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2026	¥1,300,000	10.4%	¥338.19

Note:	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of March 31, 2025. The number of issued common stocks (excluding treasury stocks) takes into account the impact of the repurchase of its own shares resolved by the Company at the Board of Directors held on May 14, 2025.

[Notes]

(1) There were changes in material consolidated subsidiaries in the fiscal year.

Newly consolidated: 1 company (JRI Holdings, Limited)

Excluded: 1 company (SMBC Finance Service Co., Ltd.)

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	Yes
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

Note: For more details, see page 13 “5. Notes to consolidated financial statements.”

(3) Number of shares issued (common stocks)

	As of March 31, 2025	As of March 31, 2024
(a) Number of shares issued (including treasury stocks)	3,884,445,458 shares	4,012,587,252 shares
(b) Number of treasury stocks	10,651,848 shares	70,763,598 shares

	Fiscal year ended	Fiscal year ended
	March 31, 2025	March 31, 2024
(c) Average number of shares issued in the year	3,906,456,046 shares	3,987,077,453 shares

Notes:	1.	Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 15 “(Per share data).”
	2.	The Company has introduced a “Stock grant trust for employees” (hereinafter, the “Trust”). The shares of the Company held by the Trust are included in the number of treasury stocks to be deducted when calculating both the number of treasury stocks and the average number of shares issued in the year.
	3.	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. The number of shares issued (including treasury stocks), the number of treasury stocks, and the average number of shares issued in the year took into account the stock split.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2025)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2025	¥ 1,431,414	52.8%	¥ 986,127	79.3%	¥ 965,402	79.0%	¥ 970,319	78.0%
ended March 31, 2024	936,815	33.5	550,062	27.5	539,377	28.4	545,114	36.1

	Earnings per share	Earnings per share (Diluted)
Fiscal year ended March 31, 2025	¥ 248.39	¥ 248.33
ended March 31, 2024	136.72	136.68

Notes:	1.	Percentages shown in operating income, operating profit, ordinary profit, and net income are the increase (decrease) from the previous fiscal year.
	2.	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Earning per share and Earning per share (Diluted) took into account the stock split.

(2) Financial position	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2025	¥ 20,351,401	¥ 6,384,907	31.4%	¥ 1,648.03
As of March 31, 2024	19,745,893	6,075,333	30.8	1,541.01

Notes:	1.	Stockholders’ equity
		(a) as of March 31, 2025: ¥6,384,140 million (b) as of March 31, 2024: ¥6,074,401 million
	2.	On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Net assets per share took into account the stock split.

[Note on audit procedures]

 This report is out of the scope of the audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

* Appendix: Financial results for the fiscal year ended March 31, 2025 supplementary information

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2025 (fiscal 2024)

(1) Operating results

In fiscal 2024, net business profit increased by ¥ 159.1 billion year-on-year to ¥ 1,719.3 billion. The primary reasons were increases in income from loans and deposits both domestically and overseas, as well as the strong performance of wealth management business, payment and consumer finance business, and an increase of fee income in domestic wholesale business.

Total credit cost increased by ¥ 70.5 billion year-on-year to ¥ 344.5 billion, mainly due to recording forward-looking provisions for recession risks initiated by the US tariffs.

In addition to the above, due to an increase in gains on stocks and others, ordinary profit increased by ¥ 253.4 billion year-on-year to ¥ 1,719.5 billion, and profit attributable to owners of parent increased by ¥ 215.0 billion year-on-year to ¥ 1,178.0 billion.

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2025	Change from the fiscal year ended March 31, 2024

Net business profit	¥1,719.3	¥159.1

Gross profit	4,126.7	387.9

General and administrative expenses	(2,402.0)	(151.4)

Equity in gains of affiliates	(5.5)	(77.5)

Total credit cost	(344.5)	(70.5)

Ordinary profit	1,719.5	253.4

Profit attributable to owners of parent	1,178.0	215.0

SMBC non-consolidated

Banking profit *	¥1,184.4	¥283.1

Gross banking profit	2,256.6	371.4

Expenses (excluding non-recurring losses)	(1,072.2)	(88.3)

Total credit cost	(150.8)	(54.5)

Ordinary profit	1,488.1	447.6

Net income	1,068.6	305.9

* Banking profit (before provision for general reserve for possible loan losses)

(2) Earnings forecast for the fiscal year ending March 31, 2026 (fiscal 2025)

Earnings forecast for profit attributable to owners of parent is ¥ 1,300.0 billion.

2. Consolidated financial position as of March 31, 2025

(1) Assets and liabilities

Total assets as of March 31, 2025 were ¥ 306,282.0 billion, an year-on-year increase of ¥ 11,045.3 billion. As for major account balances, loans and bills discounted increased by ¥ 4,122.3 billion to ¥ 111,136.2 billion year-on-year and deposits increased by ¥ 6,659.3 billion to ¥ 171,498.7 billion year-on-year.

(2) Net assets

Net assets were ¥ 14,841.5 billion, an year-on-year increase of ¥ 41.5 billion. Stockholders’ equity within net assets was ¥ 11,209.0 billion, an year-on-year increase of ¥ 579.1 billion after the contribution of profit attributable to owners of parent and the payment of cash dividends.

(3) Cash flows

The Company generated ¥ 4,969.4 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, an year-on-year increase of ¥ 4,326.6 billion, used ¥ 4,512.9 billion in cash flows from investing activities including purchases and sale of securities and tangible fixed assets, an year-on-year decrease of ¥ 3,594.0 billion, and used ¥ 480.1 billion in cash flows from financing activities including payment of dividends, an year-on-year decrease of ¥ 760.8 billion. Consequently, cash and cash equivalents amounted to ¥ 66,187.7 billion, an year-on-year decrease of ¥ 192.7  billion.

II. Basic approach to the selection of accounting standards

The Company selects Japanese GAAP as its accounting standards.

Since American depository receipts (ADRs) of the Company are listed on the New York Stock Exchange, the Company separately prepares consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and the Company is considering the possibility of application of IFRS in the future.

III. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31	2024	2025
Assets:
Cash and due from banks	¥78,143,100	¥75,590,583
Call loans and bills bought	5,333,883	5,197,978
Receivables under resale agreements	8,525,688	16,205,759
Receivables under securities borrowing transactions	6,799,541	5,799,821
Monetary claims bought	6,103,091	5,618,985
Trading assets	11,540,063	11,976,375
Money held in trust	23,751	32,272
Securities	37,142,808	40,760,968
Loans and bills discounted	107,013,907	111,136,239
Foreign exchanges	2,068,885	2,712,573
Lease receivables and investment assets	207,645	231,199
Other assets	15,313,546	13,722,960
Tangible fixed assets	1,006,883	1,006,556
Buildings	323,967	329,897
Land	405,761	409,805
Lease assets	29,892	25,850
Construction in progress	40,894	48,832
Other tangible fixed assets	206,368	192,170
Intangible fixed assets	976,706	1,017,322
Software	623,266	731,749
Goodwill	268,833	230,070
Lease assets	323	155
Other intangible fixed assets	84,283	55,348
Net defined benefit asset	913,791	987,288
Deferred tax assets	71,427	71,261
Customers’ liabilities for acceptances and guarantees	14,869,558	15,139,799
Reserve for possible loan losses	(817,578)	(925,931)

Total assets	¥295,236,701	¥306,282,015

(Continued)

	Millions of yen
March 31	2024	2025
Liabilities:
Deposits	¥164,839,357	¥171,498,651
Negotiable certificates of deposit	14,672,275	17,175,391
Call money and bills sold	3,138,049	4,378,276
Payables under repurchase agreements	19,625,877	25,797,136
Payables under securities lending transactions	1,736,935	2,183,655
Commercial paper	2,429,179	2,686,483
Trading liabilities	9,689,434	9,726,615
Borrowed money	14,705,266	11,355,209
Foreign exchanges	2,872,560	1,771,839
Short-term bonds	863,000	728,200
Bonds	13,120,274	13,352,392
Due to trust account	1,246,198	1,041,660
Other liabilities	15,573,044	13,700,199
Reserve for employee bonuses	115,488	130,464
Reserve for executive bonuses	4,411	5,433
Net defined benefit liability	37,263	33,890
Reserve for executive retirement benefits	1,179	1,007
Reserve for point service program	35,622	32,656
Reserve for reimbursement of deposits	9,228	5,573
Reserve for losses on interest repayment	121,947	242,127
Reserves under the special laws	4,631	5,365
Deferred tax liabilities	698,632	422,050
Deferred tax liabilities for land revaluation	27,316	26,424
Acceptances and guarantees	14,869,558	15,139,799

Total liabilities	280,436,734	291,440,506

Net assets:
Capital stock	2,344,038	2,345,960
Capital surplus	610,143	611,423
Retained earnings	7,843,470	8,290,170
Treasury stock	(167,671)	(38,512)

Total stockholders’ equity	10,629,980	11,209,042

Net unrealized gains (losses) on other securities	2,406,883	1,930,834
Net deferred gains (losses) on hedges	(65,073)	(168,604)
Land revaluation excess	34,936	32,849
Foreign currency translation adjustments	1,362,647	1,411,827
Accumulated remeasurements of defined benefit plans	290,735	287,487

Total accumulated other comprehensive income	4,030,129	3,494,393

Stock acquisition rights	931	767
Non-controlling interests	138,925	137,306

Total net assets	14,799,967	14,841,509

Total liabilities and net assets	¥295,236,701	¥306,282,015

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31	2024	2025
Ordinary income	¥9,353,590	¥10,174,894
Interest income	6,213,520	6,928,577
Interest on loans and discounts	3,636,796	3,984,710
Interest and dividends on securities	704,565	935,978
Interest on call loans and bills bought	207,201	182,718
Interest on receivables under resale agreements	119,755	268,048
Interest on receivables under securities borrowing transactions	87,502	120,363
Interest on deposits with banks	580,295	650,205
Interest on lease transactions	12,483	12,185
Interest on deferred payment	21,969	22,320
Other interest income	842,949	752,046
Trust fees	8,195	9,733
Fees and commissions	1,716,335	1,874,934
Trading income	371,135	568,890
Other operating income	609,082	172,329
Lease-related income	37,436	—
Other	571,645	172,329
Other income	435,320	620,428
Recoveries of written-off claims	16,934	16,449
Other	418,386	603,979
Ordinary expenses	7,887,462	8,455,412
Interest expenses	4,332,866	4,590,358
Interest on deposits	1,670,570	1,671,048
Interest on negotiable certificates of deposit	518,385	559,252
Interest on call money and bills sold	43,855	48,050
Interest on payables under repurchase agreements	749,371	837,244
Interest on payables under securities lending transactions	15,792	38,368
Interest on commercial paper	116,199	109,557
Interest on borrowed money	154,318	170,937
Interest on short-term bonds	210	3,298
Interest on bonds	352,806	413,681
Other interest expenses	711,354	738,918
Fees and commissions payments	234,305	315,758
Trading losses	263,379	185,324
Other operating expenses	348,899	336,278
Lease-related expenses	30,915	—
Other	317,984	336,278
General and administrative expenses	2,250,593	2,401,955
Other expenses	457,417	625,736
Provision for reserve for possible loan losses	118,388	167,639
Other	339,028	458,097

Ordinary profit	1,466,128	1,719,482

(Continued)

	Millions of yen
Year ended March 31	2024	2025
Extraordinary gains	¥8,181	¥3,090
Gains on disposal of fixed assets	1,101	3,090
Other extraordinary gains	7,080	—
Extraordinary losses	131,959	22,630
Losses on disposal of fixed assets	9,341	14,843
Losses on impairment of fixed assets	13,696	7,052
Provision for reserve for eventual future operating losses from financial instruments transactions	729	733
Other extraordinary losses	108,191	—

Income before income taxes	1,342,349	1,699,943

Income taxes-current	442,736	577,307
Income taxes-deferred	(69,073)	(64,242)

Income taxes	373,662	513,065

Profit	968,687	1,186,877

Profit attributable to non-controlling interests	5,740	8,881

Profit attributable to owners of parent	¥962,946	¥1,177,996

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31	2024	2025
Profit	¥968,687	¥1,186,877
Other comprehensive income (losses)	1,661,035	(474,327)
Net unrealized gains (losses) on other securities	1,024,910	(420,445)
Net deferred gains (losses) on hedges	(49,928)	(99,721)
Foreign currency translation adjustments	502,786	(18,937)
Remeasurements of defined benefit plans	156,856	(2,819)
Share of other comprehensive income of affiliates	26,410	67,596

Total comprehensive income	2,629,723	712,549

Comprehensive income attributable to owners of parent	2,621,070	703,678
Comprehensive income attributable to non-controlling interests	8,653	8,871

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2024	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391
Changes in the fiscal year
Issuance of new stock	1,501	1,500			3,001
Cash dividends			(348,177)		(348,177)
Profit attributable to owners of parent			962,946		962,946
Purchase of treasury stock				(211,434)	(211,434)
Disposal of treasury stock		(185)		401	216
Cancellation of treasury stock		(195,160)		195,160	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(85,409)			(85,409)
Increase due to decrease in affiliates accounted for by the equity method			377		377
Reversal of land revaluation excess			68		68
Transfer from retained earnings to capital surplus		195,345	(195,345)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,501	(83,909)	419,870	(15,872)	321,589

Balance at the end of the fiscal year	¥2,344,038	¥610,143	¥7,843,470	¥(167,671)	¥10,629,980

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2024	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	1,033,362	(51,780)	(68)	519,032	157,508	1,658,054

Net changes in the fiscal year	1,033,362	(51,780)	(68)	519,032	157,508	1,658,054

Balance at the end of the fiscal year	¥2,406,883	¥(65,073)	¥34,936	¥1,362,647	¥290,735	¥4,030,129

(Continued)

	Millions of yen
Year ended March 31, 2024	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,145	¥109,495	¥12,791,106
Changes in the fiscal year
Issuance of new stock			3,001
Cash dividends			(348,177)
Profit attributable to owners of parent			962,946
Purchase of treasury stock			(211,434)
Disposal of treasury stock			216
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(85,409)
Increase due to decrease in affiliates accounted for by the equity method			377
Reversal of land revaluation excess			68
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(213)	29,430	1,687,271

Net changes in the fiscal year	(213)	29,430	2,008,861

Balance at the end of the fiscal year	¥931	¥138,925	¥14,799,967

Year ended March 31, 2025	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,344,038	¥610,143	¥7,843,470	¥(167,671)	¥10,629,980
Cumulative effects of changes in accounting policies			59,330		59,330
Restated balance	2,344,038	610,143	7,902,800	(167,671)	10,689,311
Changes in the fiscal year
Issuance of new stock	1,922	1,922			3,844
Cash dividends			(412,240)		(412,240)
Profit attributable to owners of parent			1,177,996		1,177,996
Purchase of treasury stock				(251,629)	(251,629)
Disposal of treasury stock		(430)		612	181
Cancellation of treasury stock		(380,176)		380,176	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(642)			(642)
Increase due to decrease in subsidiaries			133		133
Reversal of land revaluation excess			2,087		2,087
Transfer from retained earnings to capital surplus		380,607	(380,607)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,922	1,279	387,369	129,159	519,730

Balance at the end of the fiscal year	¥2,345,960	¥611,423	¥8,290,170	¥(38,512)	¥11,209,042

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2025	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥2,406,883	¥(65,073)	¥34,936	¥1,362,647	¥290,735	¥4,030,129
Cumulative effects of changes in accounting policies	(59,330)					(59,330)
Restated balance	2,347,553	(65,073)	34,936	1,362,647	290,735	3,970,798
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(416,718)	(103,531)	(2,087)	49,179	(3,247)	(476,405)

Net changes in the fiscal year	(416,718)	(103,531)	(2,087)	49,179	(3,247)	(476,405)

Balance at the end of the fiscal year	¥1,930,834	¥(168,604)	¥32,849	¥1,411,827	¥287,487	¥3,494,393

	Millions of yen
Year ended March 31, 2025	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥931	¥138,925	¥14,799,967
Cumulative effects of changes in accounting policies
Restated balance	931	138,925	14,799,967
Changes in the fiscal year
Issuance of new stock			3,844
Cash dividends			(412,240)
Profit attributable to owners of parent			1,177,996
Purchase of treasury stock			(251,629)
Disposal of treasury stock			181
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(642)
Increase due to decrease in subsidiaries			133
Reversal of land revaluation excess			2,087
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(164)	(1,619)	(478,188)

Net changes in the fiscal year	(164)	(1,619)	41,541

Balance at the end of the fiscal year	¥767	¥137,306	¥14,841,509

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31	2024	2025
Cash flows from operating activities:
Income before income taxes	¥1,342,349	¥1,699,943
Depreciation	253,827	247,868
Losses on impairment of fixed assets	13,696	7,052
Amortization of goodwill	39,242	32,912
Losses related to sale of the freight car leasing business	108,191	—
Net (gains) losses on step acquisitions	(7,080)	—
Equity in (gains) losses of affiliates	(71,986)	5,504
Net change in reserve for possible loan losses	56,236	111,300
Net change in reserve for employee bonuses	15,231	14,321
Net change in reserve for executive bonuses	1,095	1,038
Net change in net defined benefit asset and liability	(206,752)	(76,526)
Net change in reserve for executive retirement benefits	46	(172)
Net change in reserve for point service program	6,962	(2,966)
Net change in reserve for reimbursement of deposits	(1,616)	(3,655)
Net change in reserve for losses on interest repayment	(6,431)	120,180
Interest income	(6,213,520)	(6,928,577)
Interest expenses	4,332,866	4,590,358
Net (gains) losses on securities	(157,931)	(460,489)
Net (gains) losses from money held in trust	(199)	88
Net exchange (gains) losses	(1,023,303)	121,784
Net (gains) losses from disposal of fixed assets	8,240	11,753
Net change in trading assets	(3,105,997)	(595,017)
Net change in trading liabilities	2,176,068	(299,132)
Net change in loans and bills discounted	(7,816,963)	(4,223,203)
Net change in deposits	4,874,227	6,752,524
Net change in negotiable certificates of deposit	1,614,779	2,506,958
Net change in borrowed money (excluding subordinated borrowings)	824,962	(3,315,758)
Net change in deposits with banks	(418,953)	2,299,127
Net change in call loans and bills bought and others	(2,223,456)	(6,829,158)
Net change in receivables under securities borrowing transactions	(1,222,928)	1,005,991
Net change in call money and bills sold and others	3,141,184	7,138,387
Net change in commercial paper	(56,179)	216,445
Net change in payables under securities lending transactions	215,664	441,046
Net change in foreign exchanges (assets)	(107,623)	(646,936)
Net change in foreign exchanges (liabilities)	1,402,696	(1,100,136)
Net change in lease receivables and investment assets	48,280	(16,993)
Net change in short-term bonds (liabilities)	439,000	(134,800)
Issuance and redemption of bonds (excluding subordinated bonds)	151,155	689,220
Net change in due to trust account	(525,794)	(771,841)
Interest received	6,109,785	6,964,670
Interest paid	(4,176,630)	(4,588,453)
Other, net	1,013,486	478,347

Subtotal	845,931	5,463,007

Income taxes paid	(203,069)	(493,583)

Net cash provided by (used in) operating activities	642,862	4,969,423

(Continued)

Year ended March 31	Millions of yen
	2024	2025
Cash flows from investing activities:
Purchases of securities	¥(36,598,269)	¥(48,625,007)
Proceeds from sale of securities	14,138,643	18,204,027
Proceeds from redemption of securities	21,888,554	26,275,651
Purchases of money held in trust	(10,595)	(8,611)
Proceeds from sale of money held in trust	0	1
Purchases of tangible fixed assets	(141,688)	(110,930)
Proceeds from sale of tangible fixed assets	2,387	7,005
Purchases of intangible fixed assets	(250,193)	(256,035)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(19,782)	(315)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	72,040	1,272

Net cash provided by (used in) investing activities	(918,904)	(4,512,943)

Cash flows from financing activities:
Proceeds from subordinated borrowings	10,000	33,000
Repayment of subordinated borrowings	(30,000)	(33,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	971,660	626,442
Redemption of subordinated bonds and bonds with stock acquisition rights	—	(437,067)
Dividends paid	(348,010)	(412,120)
Dividends paid to non-controlling stockholders	(9,004)	(5,956)
Purchases of treasury stock	(211,434)	(251,629)
Proceeds from disposal of treasury stock	216	181
Proceeds from sale of treasury stock of subsidiaries	4	0
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation	(102,737)	—

Net cash provided by (used in) financing activities	280,693	(480,149)

Effect of exchange rate changes on cash and cash equivalents	511,430	(168,986)

Net change in cash and cash equivalents	516,081	(192,656)

Cash and cash equivalents at the beginning of the fiscal year	65,864,248	66,380,330

Cash and cash equivalents at the end of the fiscal year	¥66,380,330	¥66,187,674

5. Notes to consolidated financial statements

(Changes in accounting policies)

Application of Accounting Standard for Current Income Taxes, etc.

The Company applied the “Accounting Standard for Current Income Taxes” (ASBJ Statement No.27, October 28, 2022), the “Accounting Standard for Presentation of Comprehensive Income” (ASBJ Statement No.25, October 28, 2022) and the “Implementation Guidance on Tax Effect Accounting” (ASBJ Guidance No.28, October 28, 2022) from the beginning of the fiscal year ended March 31, 2025.

As for the revision of accounting classification of current income taxes (imposed on Other comprehensive income) in accordance with the transitional treatment stipulated in the proviso of Paragraph 20-3 of the Accounting Standard for Current Income Taxes and Paragraph 65-2, Item 2 of the Implementation Guidance on Tax Effect Accounting, the cumulative effects by the retroactive application of the new accounting policies prior to the beginning of the fiscal year ended March 31, 2025, were adjusted to “Retained earnings” at the beginning of the fiscal year ended March 31, 2025. Furthermore, the corresponding amounts were appropriately allocated among “Capital surplus”, “Valuation and translation adjustments” and “Total accumulated other comprehensive income,” and new accounting standards were applied from the beginning balance of the fiscal year ended March 31, 2025. As a result, “Retained earnings” increased by ¥59,330 million and “Net unrealized gains on other securities” decreased by ¥59,330 million at the beginning of the fiscal year ended March 31, 2025.

As for the revision to review the treatment of gains or losses on sales arising from the sale of subsidiaries’ stocks and others between consolidated companies in the consolidated financial statements, in cases where the gains or losses on sales are deferred for tax purposes, the Company applied the Implementation Guidance on Tax Effect Accounting from the beginning of the fiscal year ended March 31, 2025. There were no significant effects on the consolidated financial statements due to the application of the Implementation Guidance.

(Note on going concern)

 Not applicable.

(Segment information)

1.	Information on profit and loss amount by reportable segment

	Millions of yen
Fiscal year ended March 31, 2025	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥931,300	¥1,377,300	¥1,344,900	¥636,600	¥(163,354)	¥4,126,746
General and administrative expenses	(328,100)	(1,110,300)	(903,300)	(196,000)	135,745	(2,401,955)
Others	126,000	6,800	150,400	33,900	(322,604)	(5,504)

Consolidated net business profit	¥729,200	¥273,800	¥592,000	¥474,500	¥(350,214)	¥1,719,286

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2025	Millions of yen
Consolidated net business profit	¥1,719,286
Other ordinary income	620,428
Other ordinary expenses (excluding equity in losses of affiliates)	(620,232)

Ordinary profit on consolidated statements of income	¥1,719,482

Note: Figures shown in the parenthesis represent the loss.

(Per share data)

As of and year ended March 31, 2025	Yen
Net assets per share	¥3,795.62
Earnings per share	301.55
Earnings per share (diluted)	301.48

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the followings:

Year ended March 31, 2025	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners of parents	¥1,177,996
Amount not attributable to common stockholders	—
Profit attributable to owners of parents attributable to common stock	1,177,996
Average number of common stock during the fiscal year (in thousands)	3,906,456

Earnings per share (diluted)
Adjustment for profit attributable to owners of parents	(7)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(7)
Increase in number of common stock (in thousands)	938
Stock acquisition rights (in thousands)	938
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2025	Millions of yen, except number of shares
Net assets	¥14,841,509
Amount excluded from net assets	138,073
Stock acquisition rights	767
Non-controlling interests	137,306
Net assets attributable to common stock at the fiscal year-end	14,703,435
Number of common stock at the fiscal year-end used for the calculation of net assets per share (in thousands)	3,873,793

(Significant subsequent events)

1. Repurchase and Cancellation of Own Share

At the Board of Directors held on May 14, 2025, the Company resolved to repurchase its own shares under Article 8 of the Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1) Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2) Outline of the Repurchase

 1) Type of shares to be repurchased: Common stock

 2) Aggregate number of shares to be repurchased: Up to 40,000,000 shares (Equivalent to 1.0% of the number of shares issued (excluding treasury stock))

 3) Aggregate amount to be repurchased: Up to JPY 100,000,000,000

 4) Repurchase period: From May 15, 2025 to July 31, 2025

 5) Repurchase method: Market purchases based on a discretionary dealing contract regarding the repurchase of its own shares

(3) Outline of the Cancellation

 1) Type of shares to be cancelled: Common stock

 2) Number of shares to be cancelled: All of the shares repurchased as stated in (2) above

 3) Scheduled cancellation date: August 20, 2025

2. Acquisition of the Company’s shares for Share-Based Compensation Plan for Employees

The Company has expanded the scope of subsidiary companies covered by the Share-Based Compensation Plan (the “Plan”) for the employees of Sumitomo Mitsui Banking Corporation, a consolidated subsidiary of the Company, to SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited and The Japan Research Institute, Limited.

At the Board of Directors held on May 14, 2025, the Company resolved on matters concerning the acquisition of its shares by the trustee of the Employee Stock Ownership Plan (the “ESOP”) related to the Plan.

(1) Outline of the ESOP

 1) Name: Stock grant trust for employees

 2) Trustor: The Company

 3) Trustee: Sumitomo Mitsui Trust Bank, Limited

 4) Beneficiary: Employees who meet requirements as beneficiaries

 5) Trust administrator: A third party that is independent of the Company and its officers will be appointed

 6) Voting rights: The trustee shall exercise the voting rights during the trust period based on the trust administrator’s instructions

 7) Trust type: Money trust other than a specified cash trust for separate investment

 8) Date of trust contract: May 23, 2024

 9) Date to additionally entrust cash: May 22, 2025

 10) Date to end trust: The end of May 2026 (tentative)

(2) Acquisition of the Company’s shares by the trustee of the ESOP

 1) Type of share to be acquired: Common stock

 2) Cash entrusted for the acquisition of the shares: Up to JPY 612,000,000

 3) Number of shares: Up to 153,000 shares

 4) Method of the share acquisition: Acquisition from the stock market

 5) Period of the share acquisition: From May 22, 2025 to May 30, 2025 (tentative)